UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2023

Commission File Number: 001-39937

ZIM Integrated Shipping Services Ltd.
(Exact Name of Registrant as Specified in Its Charter)

9 Andrei Sakharov Street
P.O. Box 15067
Matam, Haifa 3190500, Israel
+972 (4) 865-2000
 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S‑T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S‑T Rule 101(b)(7):

Yes ☐ No ☒

ZIM Integrated Shipping Services Ltd. (hereinafter, the "Company" or “ZIM”) hereby announces the following changes in its senior management:

After more than forty years of successful career with ZIM, including the past seven years as its EVP of the Intra-Asia BU, Mr. Dan Hoffman informed the Company of his desire to retire from the Company. Mr. Hoffman will be succeeded by Mr. Abdallah Metanes.

Mr. Metanes joined ZIM 17 years ago. He started his career at ZIM as an analyst at the Global Network Development & Cooperation Unit, and since then, he fulfilled several managerial commercial roles, both at the Company’s Haifa head office, and in Hong Kong as the Asia-North America commercial director. During the past 5 years, Mr. Metanes has been leading the Asia-Europe cluster at the Cross-Suez and Atlantic BU.

This replacement will become effective during the coming months.

The information in this Form 6-K shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ZIM INTEGRATED SHIPPING SERVICES LTD.

By:	/s/ Noam Nativ
Noam Nativ
EVP General Counsel and Corporate Secretary

Date: May 23, 2023